Inventiva S.A.

50 rue de Dijon
21121 Daix France

August 4, 2021	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dillon Hagius

RE:	Inventiva S.A. Registration Statement on Form F-3 File No. 333-258369

Acceleration Request

Requested Date:	August 6, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-258369) (the “Registration Statement”) to become effective on August 6, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta, counsel to the Registrant, at (212) 479 6474.

Very truly yours,

Inventiva S.A.

/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP
Richard Segal, Cooley LLP
David C. Boles, Cooley (UK) LLP
Daniel Goldberg, Cooley LLP
Eric Duranson, Inventiva S.A.